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                                   EXHIBIT 1.3


Acacia Research Corporation made an oral agreement with Brean Murray & Co., Inc. a New York corporation, as follows:

Acacia Research Corporation (the "Company "). The Company shall pay to Brean Murray & Co., Inc. a New York corporation (the "Finder"), five percent (5%) of the gross proceeds received by the Company from the sale of any equity of the Company made on or before June 29, 2005 to any purchaser first introduced to the Company by the Finder.